

July 28, 2014

Via E-mail
Stacey S. Maris
Senior Vice President and Secretary
AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, Texas 75202

> **Re:** **AT&T Inc.**
> **Registration Statement on Form S-4**
> **Filed July 1, 2014**
> **File No. 333-197144**

Dear Ms. Maris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cautionary Statement Regarding Forward-Looking Statements, page 30

1.   We note your disclosure in the second paragraph on page 31. It appears your statement to disclaim any obligation to update, alter, or otherwise revise forward-looking statements is too broad. It appears your obligation to update is conditioned on your obligations under the federal securities laws and awareness of material events or omissions that would require you to update your disclosure.

Background of the Merger, page 53

2.   We note your discussion of a consulting firm. Please revise to name the firm.

3.   We note your disclosure on page 57. Please:

- Refer to the second paragraph on this page and revise to disclose the deal terms that were likely to be negotiated,
- Refer to the third paragraph and disclose the strategic vulnerabilities facing DIRECTV and the potential synergies and other benefits to DIRECTV,
- Refer to the fourth paragraph and disclose the material terms, advice, or highlights of Goldman's review,
- Refer to the fifth paragraph and disclose the material terms or highlights from the assessments,
- Refer to the seventh paragraph and disclose the material terms or highlights from the consulting firm's assessment, and
- Refer to the eighth paragraph and disclose the material terms or parts of the considerations undertaken by the parties.

Opinions of DIRECTV'S Financial Advisors, page 65

4.   We note your disclosure in the penultimate paragraph on page 66 stating you summarize the material financial analyses provided by Goldman Sachs. Many of your summaries of the analyses appear to be recitations of calculations without providing a summary of what Goldman thought those calculations meant. For instance, please tell us (and revise your disclosure in the appropriate parts) whether Goldman compared the results of those calculations to the implied value of the per share consideration when Goldman advised the Board as to the fairness of the merger consideration.

Selected Companies Analysis, page 67

5.   We note Goldman Sachs reviewed and compared certain financial ratios and multiples for DIRECTV and AT&T. The current disclosure shows Goldman compared EBITDA multiples and price to earnings multiples. Please revise to disclose what Goldman concluded or inferred from these analyses. The current disclosure shows Goldman made several calculations but does not present what Goldman thought those calculations meant and how Goldman advised its client based on those calculations.

Illustrative Discounted Cash Flow Analyses, page 69

6.   We note Goldman calculated ranges of illustrative implied present value per share based on a discounted cash flow analyses. Please tell us, with a view toward revised disclosure, whether Goldman compared the ranges to the $95.00 implied per share merger consideration and what they advised the board based on this comparison.

7.   We note Goldman calculated the illustrative implied ownership range of AT&T by DIRECTV shareholders after giving effect to this merger. Please revise to disclose what Goldman thought this range meant and what Goldman advised the board on based upon this range.

Illustrative Present Value of Future Stock Price Analysis, page 70

8.   We note Goldman calculated a range of implied present values of DIRECTV common
        stock and a range of implied present values of the combined company. Please revise to
        disclose what Goldman concluded based on these ranges and what they advised the board
        based on these ranges.

Illustrative Pro Forma AT&T Accretion/Dilution Analysis, page 71

9.   We note your bullets on page 71. Please explain the significance of each and what
        Goldman advised based on the bullets.

Selected Precedent Transactions Analysis, page 71

10.   We note your table on page 72. Please revise to explain the significance of the table and
        what Goldman advised based on this analysis.

Implied Premia Analysis for U.S. Transactions, page 72

11.   Please revise to explain the significance of the ranges of premia and what Goldman
        advised based on this analysis.

Selected Precedent Transactions Analysis, page 77

12.   Please disclose the multiples for each transaction that lead you to use the 7.0x to 8.0x
        multiple.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Assistant Director
Larry Spirgel

cc: Via E-mail
        Joseph B. Frumkin, Esq.
        Sullivan & Cromwell LLP